UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-TR

UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
 ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☑ Form C-TR: Termination of Reporting

Name of issuer
RS BioTherapeutics Inc

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
February 8, 2021

Physical address of issuer
157 Baltimore St. Cumberland MD 21502

Website of issuer
https://rsbiotherapeutics.com/

Current number of employees
2

Filer EDGAR CIK
0001932193

Filer EDGAR CCC
$V6rWOz7

Submission Contact Person Information

Name
Justin Molignoni

Phone Number
(717) 433-5390

Email Address
jmolignoni@rsbiotherapeutics.com

Notification Email Address
jmolignoni@rsbiotherapeutics.com

Signatories

Name
Justin Molignoni

Signature

Title
Chair of the board

Email
jmolignoni@rsbiotherapeutics.com

Date
August 14, 2026